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                               September 27, 2023

       Dale Gibbons
       Chief Financial Officer
       Western Alliance Bancorporation
       One E. Washington Street, Suite 1400
       Phoenix, AZ 85004

                                                        Re: Western Alliance
Bancorporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            Form 10-Q for
Quarterly Period Ended June 30, 2023
                                                            Filed August 1,
2023
                                                            File No. 001-32550

       Dear Dale Gibbons:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed February 23, 2023

       Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 66

   1. We note the disclosure on page 67 that the computation of prospective effects of hypothetical interest
rate changes are based on numerous assumptions, including relative levels of market
interest rates, asset prepayments and deposit decays. Please revise your disclosures in future
filings to fully describe and define the various identified assumptions, whether you use
proprietary or third-party data, how the data are used in your modeling and any unique facts
and circumstances about them, such as how they have or may
                                                        respond to unknown
facts and circumstances, such as exogenous events. Additionally, please disclose changes
in any assumptions used for any comparative period, including changes to the data
source used or significant changes in the actual assumption itself due to, and for example,
internal data, market conditions or significant changes in the
 Dale Gibbons
FirstName LastNameDale  Gibbons
Western Alliance Bancorporation
Comapany 27,
September NameWestern
              2023      Alliance Bancorporation
September
Page 2    27, 2023 Page 2
FirstName LastName
         judgments and determinations made by management as you refine your modeling over time. Please see Item 305(a)(1)(ii)(B) of Regulation S-K.
2. We note your disclosure regarding derivative contracts, and the tabular presentation showing your outstanding derivative positions on page 68. Please provide a qualitative discussion of how derivatives are used to manage interest rate risk, including any changes in strategy during the periods presented. See Item 305(b)(1)(ii) of Regulation S-K.
         Additionally, consider disclosing quantitative information about the impact the use of derivatives had on managing your interest rate risk and clarify whether the disclosed outputs from your net interest simulation analysis and Economic Value of Equity modeling reflect the impact of the derivatives used to manage interest rate risk.
3.       We note the statement on page 67 that your non-term deposit products re-price
         concurrently with interest rate changes taken by the FOMC. Please tell us, and revise future filings to clarify, the assumptions made with respect to non-term deposit products re-pricing. For example, it is unclear how, and the extent to which, deposit prices are assumed to change in response to changes in market interest rates,
referred to as    deposit
         beta.
4.       We note disclosure on page 141 that your ALCO manages interest rate
risk    within BOD-
         approved limits,    which you indicate are structured to preclude an
interest rate risk profile
         that does not conform to both management and BOD risk tolerances without ALCO approval. We also note disclosure on page 89 of the Form 10-Q for the quarter ended
         June 30, 2023 regarding measures taken in March 2023 in response to disruptions and volatility, and related risks associated with rapid increases in interest rates. Please revise future filings to provide a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate government controls or procedures for identifying and responding to rapid increases and decreases in interest rates due to or as a result of exogenous or unknown factors. For example, please clarify the
         BOD-approved limits and, with a view to disclosure, advise us of the extent to which the
         ALCO has approved risk profiles that do not conform to management and BOD risk tolerances. Clarify the extent to which such limits and other policies and controls have been changed due to the economic and other developments referenced elsewhere.
5. Additionally, we note the statement on page 67 that there was a slight breach of your guideline of (10)% for the Up 100 rate scenario and that the Board and ALCO accepted
         the breach and believe that    as the Company continues to grow its
balance sheet with an
         emphasis on deposits, the EVE exposure in the Up 100 rate scenario
will be reduced.    In
         future filings, please clarify the pre-established guidelines where material and, with a view to disclosure, advise us of the extent to which the Board or ALCO or other relevant committees approved risk profiles that did not conform to such pre-established guidelines. Tell us whether there were other instances where your simulation or model outputs fell outside of your pre-established limits during the year ended December 31,
         2022 or six months ended June 30, 2023. In this regard, we note the Up 200 and Up 300
 Dale Gibbons
Western Alliance Bancorporation
September 27, 2023
Page 3
         scenarios for December 31, 2022 show (19%)% and (24.4)%, respectively, and we note the (12.9)% and (17.2)% amounts for the same scenarios as of June 30, 2023. Please also tell us whether you made changes to the pre-established limits for purposes of evaluating your simulated net present value of equity and/or net interest income during the year ended December 31, 2022 or six months ended June 30, 2023. If so, disclose the nature of the changes and the factors driving the changes in future filings. Please provide draft disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lory Empie at 202-551-3714 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameDale Gibbons                               Sincerely,
Comapany NameWestern Alliance Bancorporation
                                                             Division of
Corporation Finance
September 27, 2023 Page 3                                    Office of Finance
FirstName LastName